 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [X]Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Cournoyer, Christine (Last) (First) (Middle) 191 Spring Street (Street) Lexington, MA 02420-191 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol The Stride Rite Corporation SRR
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year November 29, 2002 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

If the form is filed by more than one reporting person, see instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 2270 (7-02)

Cournoyer, Christine - November 29, 2002
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Phantom Stock	$0.0000 (1)	12/01/2001		A	(A) 1503.7600	(2) | (2)	Common Stock, $.25 par value - 1503.7600	$6.6500		D
Phantom Stock	$0.0000 (1)	12/15/2001		A	(A) 61.7500	(2) | (2)	Common Stock, $.25 par value - 61.7500	$6.3600		D
Phantom Stock	$0.0000 (1)	03/02/2002		A	(A) 1290.3200	(2) | (2)	Common Stock, $.25 par value - 1290.3200	$7.7500		D
Phantom Stock	$0.0000 (1)	03/15/2002		A	(A) 56.4900	(2) | (2)	Common Stock, $.25 par value - 56.4900	$8.1500		D
Phantom Stock	$0.0000 (1)	06/01/2002		A	(A) 1265.8200	(2) | (2)	Common Stock, $.25 par value - 1265.8200	$7.9000		D
Phantom Stock	$0.0000 (1)	06/15/2002		A	(A) 68.8200	(2) | (2)	Common Stock, $.25 par value - 68.8200	$7.6500		D
Phantom Stock	$0.0000 (1)	08/31/2002		A	(A) 1285.3500	(2) | (2)	Common Stock, $.25 par value - 1285.3500	$7.7800		D
Phantom Stock	$0.0000 (1)	09/15/2002		A	(A) 74.2700	(2) | (2)	Common Stock, $.25 par value - 74.2700	$8.0000	11957.8300	D
Stock Option (Option to Buy)	$0.0000	04/11/2002		A	(A) 5000.0000	(3) | (4)	Common Stock, $.25 par value - 5000.0000	$7.7800	12500.0000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: /s/ Charles W. Redepenning 01-13-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Cournoyer, Christine - November 29, 2002
Form 5 (continued)
FOOTNOTE Descriptions for The Stride Rite Corporation SRR

Form 5 - November 2002

Christine Cournoyer
191 Spring Street

Lexington, MA 02420-191
Explanation of responses:

(1)   one-for-one
(2)   The phantom stock units were accrued under The Stride Rite Corporation's director's deferred compensation plan and are to be settled in shares of stock following the end of the calendar year in which the reporting person ceases to be a director.
(3)   Options are exercisable as to 1,600; 1,700 and 1,700 shares on each of the first, second and third anniversaries, respectively.
(4)   April 11, 2012

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